Nason, Yeager, Gerson, White & Lioce, P.A.

1645 Palm Beach Lakes Boulevard, Suite 1200

West Palm Beach, Florida 33401

April 26, 2012

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	Upstream Worldwide, Inc.

File No.: 000-50494

Dear Mr. Spirgel:

Please find our response to the comment received from you in your letter dated March 8, 2012 related to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of Upstream Worldwide, Inc. (“Upstream” or the “Company”). The Company is filing Amendment No. 2 to the Proxy Statement concurrently with this response letter (the “Amendment”).

1.	Revised Preliminary Proxy Statement filed on Schedule 14A

Purpose of the Reverse Stock Split, page 5

Comment No. 1: Please review your disclosure to also discuss the recent Series A offering conducted by the Company and the subsequent pending share exchange with ecoSquid Acquisition, Inc. as reasons for the Company to affect the reverse stock split.

Response No. 1: The Company has revised the disclosure on pages 6 and 7 to include disclosure regarding the Series A offering as one of the reasons and purposes of the reverse stock split. As mentioned on page 7 of the Amendment, the Company and the owners of ecoSquid Acquisition, Inc. (“Acquisition”) revised the terms of the agreement obviating the need to effectuate a reverse stock split in order close that transaction. As consideration for the transaction, the owners of Acquisition were issued Series D Preferred Stock (“Series D”). The Series D shares are non-convertible. Therefore, the closing of the acquisition of Acquisition was not contingent on the effectuation of the reverse split.

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

April 26, 2012

2.	Effects of the Reverse Stock Split, page 7

Comment No. 2: We note your statement that the proposed reverse stock split will not affect any common shareholders’ percentage ownership interests. Reconcile your disclosure with disclosure elsewhere in the proxy statement discussion the substantial dilution your current shareholders will experience via the Series A offering. Please also provide appropriate dilution disclosure in this section related to the reverse stock split and the subsequent share issuances pursuant to the share exchange with ecoSquid Acquisition, Inc. This includes addressing the effect the issuance of 17.5 million shares of common stock pursuant to the proposed share exchange with ecoSquid Acquisition, Inc. will have on your current common shareholders’ ownership interests.

Response No. 2: The Company has revised the disclosure on page 9 to disclose that common shareholders ownership percentage will be affected upon effectuating a reverse stock split as a result of the additional shares of common stock that will be issued as a result of the automatic conversion of the Series A.

3.	Impact of the Series A Offering and Reverse Split on Common Stockholders, page 8

Comment No. 3: We note your revised disclosure on page 8 provided in response to our comment issued on February 21, 2012. For purposes of disclosure, explain your statement on page 9 that you “modified [your] business model to avoid relying upon a partner adopting a model similar to that employee by Kayak in the travel industry.” Discuss the significance of this statement and clarify the “model” you refer to in the following sentence that you needed substantial working capital for in order to implement.

Response No. 3: The Company has revised the disclosure on page 5 in response to the Staff’s comment above. As for the significance, we added disclosure about the harm that emanated from relying upon one purchaser of cell phones.

4.          Comment No. 4: Clarify that the “group of investors” you refer to on page 9 that made it clear substantial dilution was necessary in order to raise capital, included your current Chief Executive Officer, Chief Financial Officer and your Co-Chairman of the Board.

Response No. 4: The Company has revised the disclosure on page 6 in response to the Staff’s comment above.

5.         Comment No. 5: Revise your disclosure to discuss the “high potential reward” you “had to provide investors with” in order to entice investors to invest. Clarify which investors you provided this “reward” to.

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

April 26, 2012

Response No. 5: The Company has revised the disclosure on page 6 in response to the Staff’s comment above.

6.	Acquisition of ecoSquid, Inc. page 9

Comment No. 6: It appears that the completed Series A offering, the pending reverse stock split and the subsequent share exchange with ecoSquid Acquisition, Inc. are being conducted together as a series of transactions as a means for you to acquire Fort Knox Recycling, LLC, or ecoSquid. Therefore, please revise your proxy statement to provide all of the information required by Items 11 and 14 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A.

Response No. 6: We believe the Staff’s concern that the Series A offering, the reverse split and the ecoSquid acquisition were part of a plan to purchase a business is misplaced for a number of reasons including the fact that the Series A offering and reverse split were conceived as a “life boat” to save Upstream from going out of business. Also, Fort Knox Recycling, LLC d/b/a ecoSquid (“ecoSquid”) never had any business, the purchase of Acquisition is merely a way to compensate the remaining principal investors of ecoSquid and, as I stated to Reid Hooper, Esq. during our March 21, 2012 telephone conversation, this office never expected ecoSquid to sign the purchase agreement with Acquisition. This is because there had been a conflict over a three month period between Upstream’s Co-Chairman of the Board, ecoSquid’s manager and one of its principal investors. It was only on February 29, 2012 that ecoSquid’s manager suddenly dropped his demands for a personal payment and the equity purchase agreement between Acquisition, ecoSquid and the investors of ecoSquid was executed.

Background of ecoSquid

In mid-2011, it became apparent to Upstream that its then business model was not successful and it began searching for alternatives permitted to become a significant factor in the marketing of used small electronic items. Senior management met with the two operating principals of ecoSquid which had developed an Internet based method of aggregating potential sellers of cell phones and small electronic items. The software that ecoSquid had developed was similar to those used by various travel sites including, Kayak and Expedia. That is a person who wanted to monetize an early i-Phone would have the ability to visit the ecoSquid website and visualize offers made by various purchasers for the i-Phone. If the consumer found the offer attractive from a particular purchaser, the consumer would click on the purchaser and be directed to the purchaser’s website where the consumer could then complete the transaction. While ecoSquid had developed the software, ecoSquid was essentially a start-up business with no marketing expertise and very limited revenue. We have been advised that its total revenue from inception in 2010 was approximately $13,000 including $1,800 in 2011. Upstream on the other hand had demonstrated its ability to market the sale of used items through its early success with gold and other precious metals before that business fell out of favor with consumers. In addition, Upstream was achieving excellent response from consumers with its initial marketing of cell phones.

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

April 26, 2012

These discussions led the operating principals of ecoSquid and Upstream to believe that by combining the operating principals technical expertise with Upstream’s marketing expertise there was substantial potential for success. Meanwhile, the two operating principals of ecoSquid, Messrs. Nik Raman and Christopher Croft, effectively began spending substantially full-time working with Upstream in finding ways to make the business model more effective including reviewing all of Upstream’s marketing approaches. At the same time, ecoSquid was essentially inactive although it maintained a website. It had no employees and lacked capital to market its service. By November Messrs. Raman and Croft were engaged in serious and material negotiations for them to become full-time employees of Upstream. By December, they in fact became full-time employees of Upstream. Meanwhile, in November Upstream began meeting with potential investors for its Series A stock offering. Prior to officially joining Upstream, Raman effectively acted as a member of Upstream’s senior management and in November 2011, he met with potential investors together with Upstream’s Chief Executive Officer and President.

Because ecoSquid was organized as a limited liability company, initial discussions which had centered around Upstream acquiring ecoSquid were not fruitful because of substantial income tax consequences to ecoSquid investors. Nonetheless, as a result of the working relationship between the ecoSquid principals and Upstream management, in July 2011 ecoSquid entered into a software license agreement providing Upstream with exclusive rights to use ecoSquid’s intellectual property. With the execution of this software license agreement, ecoSquid effectively ceased operations. Its two operating principals were working with Upstream and there was no obligation on Upstream to acquire ownership of the software.

Meanwhile, during this timeframe, Upstream continued negotiations with the remaining ecoSquid investors other than Messrs. Raman and Croft. These discussions centered on compensating ecoSquid investors other than Messrs. Raman and Croft, eliminating any liability they might have for performing services for Upstream and providing special compensation for one of the principal ecoSquid investors. This later demand created stress, dragged out negotiations and caused us to believe that the purchase of ecoSquid would never occur. It was only when this demand was dropped after approximately eight months of sporadic discussions that Acquisition Corp entered in the agreement to acquire ecoSquid. Clearly, the ecoSquid acquisition was not a real reason for changing Upstream’s capital structure.

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

April 26, 2012

7.          Comment No. 7: Please note our comment 6. Please also briefly discuss the intellectual property you currently license from ecoSquid and are attempting to acquire through the share exchange with ecoSquid Acquisition, Inc.

Response No. 7: The Company has revised the disclosure on page 6 in response to the Staff’s comment above.

Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to me at 561-689-4441.

Sincerely yours,

/s/ Michael D. Harris
Michael D. Harris